[Letterhead of Thompson Hine LLP]

Via EDGAR Submission

April 15, 2013

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Peggy Kim, Special Counsel

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Interstate Corporation (File No. 0-51130)
Preliminary Proxy Statement on Schedule 14A filed on April 2, 2013

Dear Ms. Kim:

National Interstate Corporation, an Ohio corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) its revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 12, 2013, from the staff of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. Where applicable, we have referenced in the Company’s responses the section(s) of the Proxy Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Proxy Statement.

Preliminary Proxy Statement

General

1.	We note that you identify Mr. Alan Spachman’s nominee by name in several places in your proxy statement. Please advise us as to how you are complying with Rule 14a-4(d)(1), which allows the proxy holder to vote only for a bona fide nominee, which is a person who has consented to being named in the proxy statement and to serve, if elected. Alternatively, please revise to delete the references to the name of Mr. Alan Spachman’s nominee from your proxy statement.

Response: We have received Mr. Alan Spachman’s nominee’s consent to serve, if elected, and we were not seeking discretionary authority with respect to this nominee. However, in response to your comment, we have revised the Proxy Statement to delete all references to the name of Mr. Alan Spachman’s nominee.

2.	Please revise to include a brief background discussion of the material contacts the company has had with Mr. Alan Spachman as they relate to the current contested election.

Response: In response to your comment, we added to the Proxy Statement a brief background discussion of the material contacts that the Company has had with Mr. Alan Spachman as they relate to the current contested election. This discussion appears under the heading “Additional Nomination.”

Tom.Aldrich@thompsonhine.com     Phone 216.566.5749     Fax 216.566.5800

Cumulative Voting, page 1

3.	Please revise to further describe how cumulative voting may be invoked under Ohio law and the conditions precedent to the exercise of cumulative voting. Refer to Item 6(c) of Schedule 14A. For example, describe any requirements of the notice and whether the shareholder or the company may invoke cumulative voting.

Response: In response to your comment, we have revised the Proxy Statement under the heading “Cumulative Voting” to describe in greater detail how cumulative voting may be invoked under Ohio law and the conditions precedent to the exercise of cumulative voting.

4.	Please disclose whether you have received a notice of a shareholder’s desire to exercise cumulative voting. If you have not, then disclose whether you intend to announce, by press release or another method, that you have received a notice of a shareholder’s desire to cumulate votes if received prior to the annual meeting.

Response: As of the date of the Proxy Statement, the Company has not received a notice from any shareholder of his, her or its intention to invoke cumulative voting. If the Company receives such notice at least 48 hours before the Annual Meeting, the Company will announce it by issuing a press release. In response to your comment, we have revised the Proxy Statement under the heading “Cumulative Voting” to include these disclosures.

5.	Please revise to disclose under this heading that you are seeking discretionary authority to cumulate votes in the election of directors. Please also describe generally how you will determine the order of priority of the nominees to which you will allocate votes, if cumulative voting is in effect.

Response: In response to your comments, we have expanded these disclosures in the Proxy Statement under the heading “Cumulative Voting.”

6.	Please also disclose the consequence that if a shareholder votes for six nominees and then cumulative voting is invoked, the use of discretionary authority to cumulate votes may result in a vote for fewer than six nominees.

Response: In response to your comments, we have included this disclosure in the Proxy Statement. The disclosure appears in the last paragraph under the heading “Cumulative Voting.”

Proxies and Voting Procedures, page 1

7.	We note your disclosure that proxies may be solicited by through the mail, in person, by telephone, by press release, through the internet, and by electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company is aware of these requirements and confirms its understanding. Any written proxy soliciting materials will be filed under the cover of Schedule 14A as additional proxy soliciting materials.

Tom.Aldrich@thompsonhine.com     Phone 216.566.5749     Fax 216.566.5800

Proposal No. 3 Advisory Vote on the Approval of Executive Compensation, page 9

8.	Please revise to disclose that you are providing this vote as required by pursuant to Section 14A of the Exchange Act and disclose the current frequency of shareholder votes on executive compensation. Refer to Item 24 of Schedule 14A. We note that 99% of your shareholders voted to hold the say-on-pay vote annually; please revise to clarify whether that is also the frequency adopted by the company.

Response: We have revised the section of the Proxy Statement referenced in your comments to clarify that the Company has implemented an annual frequency for Say on Pay votes and have indicated that such vote is provided pursuant to Section 14A of the Securities Exchange Act of 1934, as amended.

Proxy Card

9.	Please revise or explain why you have multiple forms of proxy attached to the proxy statement.

Response: In response to your comment, the Proxy Statement has been revised to include only one form of proxy.

10.	Please provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is invoked, and a means to withhold authority to cumulate votes with respect to one or more nominees.

Response: We have revised the proxy card to address your comments. Shareholders now have an option to specify on the Company’s proxy cards how they would like their votes cumulated if cumulative voting is invoked and a means to withhold authority to cumulate votes with respect to one or more nominees.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (216) 566-5749.

Sincerely,

/s/ Thomas A. Aldrich
Thomas A. Aldrich

cc:	Arthur J. Gonzales, National Interstate Corporation

Tom.Aldrich@thompsonhine.com     Phone 216.566.5749     Fax 216.566.5800